Filed by Eldorado Resorts, Inc.
pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12
Subject Company: Isle of Capri Casinos, Inc.
Commission File No. 0-20538

Team Member FAQs

1.              Why are Eldorado and Isles of Capri combining?

•                  Our proposed acquisition of Isle of Capri represents a transformational growth opportunity for our Company.

•                  Over the last two years we have continued to execute on our plan to increase Eldorado’s scale and geographic footprint.

•                  The combined company will be one of the largest operators of regional gaming properties as we will own and operate 20 properties in 10 states.  This is a significant change from the two properties we owned and our fifty percent ownership in a third property in two states a little more than two years ago.

•                  The planned acquisition of Isle of Capri substantially broadens Eldorado’s scale and further strengthens our foundation, bringing complementary properties and geographic diversification to our existing operations and presenting us with significant financial and operating synergies. As a result, we expect the combination to enhance our competitive position and our ability to achieve consistent long-term success for the benefit of all of our stakeholders, including our Team Members and shareholders.

2.              Who is Isle of Capri?

•                  Isle of Capri is a leading regional gaming operator with 14 casino properties in 7 markets.

•                  Isle of Capri has previously announced their planned divestiture of the Isle of Capri Casino Hotel Lake Charles in Lake Charles, Louisiana.

•                  Isle of Capri’s property portfolio features approximately 10,900 slot machines, 270 table games, approximately 1,700 hotel rooms and more than 40 restaurants.

•                  There is no overlap between Isle of Capri markets and our markets.  The casinos they own and operate, primarily under the Isle and Lady Luck brands, are in Colorado, Florida, Iowa, Louisiana, Mississippi, Missouri and Pennsylvania.

•                  The Isle-branded casinos are generally in larger markets with a regional draw and offer expanded amenities.

•                  The Lady Luck-branded facilities are typically in smaller markets and draw from a more local customer base.

•                  Like us, Isle has a core operating principle of focusing on exceptional guest experiences.

3.              What will be the management structure of the combined company?

•                  Our senior management leadership structure will not change as a result of this transaction.

4.              What does the combination of Eldorado and Isle of Capri mean for me?

•                  This combination is about diversification and growth.

•                  Together, Eldorado and Isle will have a number of key competitive advantages that we believe will drive significant benefits for Team Members and shareholders.

•                  We look forward to bringing together the top-notch talent and experiences of Team Members from both companies, which we believe will help foster the combined company’s growth and success.

•                  We are committed to communicating important updates to you as we work through the process.

5.              What are the plans to integrate the two companies?

•                  The integration process will take some time, and over the coming weeks we expect to assemble a transition team comprised of leaders from both Eldorado and Isle that will formulate a plan on how to best integrate the companies following completion of the transaction.

•                  It is still early in the process, but we will continue to update you regularly as we move forward.

6.              When will the combination be completed?

•                  We expect the transaction to be completed in the second quarter of 2017, subject to shareholder and regulatory approvals and other customary closing conditions.

•                  Until that time, Eldorado and Isle will continue to operate as two separate companies.

7.              What happens next?

•                  Until the transaction closes, which we expect in the second quarter of 2017, Eldorado and Isle will continue to operate as independent companies.

•                  Today’s announcement will have no immediate impact on our day-to-day operations.  In short, it is business as usual.

•                  We expect you to continue to deliver the superior guest service that our customers have come to value and trust.

8.              Where can I find additional information?  How can I learn more about Isle of Capri?

•                  After today, we will continue to update you regularly with additional information as the process moves forward.

•                  You can learn more about Isle of Capri at their website: www.islecorp.com.

9.              Who can I contact if I have any more questions?

•                  If you have any more questions, please do not hesitate to contact your manager.

10.       What do I do if I am asked about the transaction?

•                  If you receive inquiries from the media or the investment community, please contact Anthony Carano, Executive VP of Operations & General Counsel, at acarano@eldoradoresorts.com

Important Information for Investors and Stockholders

This communication is not a substitute for the prospectus/proxy statement that Eldorado and Isle will file with the Securities and Exchange Commission (the “SEC”), which will include a prospectus with respect to shares of Eldorado common stock to be issued in the merger and a proxy statement of each of Eldorado and Isle in connection with the merger between Eldorado and Isle (the “Prospectus/Proxy Statement”). The Prospectus/Proxy Statement will be sent or given to the stockholders of Eldorado and Isle when it becomes available and will contain important information about the merger and related matters, including detailed risk factors. SECURITY HOLDERS OF ELDORADO AND ISLE ARE ADVISED TO READ THE PROSPECTUS/PROXY STATEMENT CAREFULLY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The Prospectus/Proxy Statement and other documents that will be filed with the SEC by Eldorado and Isle will be available without charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to (1) Eldorado Resorts, Inc. by mail at 100 West Liberty Street, Suite 1150, Reno, Nevada 89501, Attention: Investor Relations, by telephone at (775) 328-0112 or by going to the Investor page on Eldorado’s corporate website at www.eldoradoresorts.com; or (2) Isle of Capri Casinos, Inc. by mail at 600 Emerson Road, Suite 300, Saint Louis, Missouri 63141, Attention: Investor Relations, by telephone at (314) 813-9200, or by going to the Investors page on Isle’s corporate website at www.islecorp.com. A final proxy statement or proxy/prospectus statement will be mailed to stockholders of Eldorado and Isle as of their respective record dates.

This communication is neither an offer to sell nor the solicitation of an offer to sell, subscribe for or buy any securities, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. This communication is also not a solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise. No offer of securities or solicitation will be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Proxy Solicitation

Eldorado and Isle, and certain of their respective directors, executive officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of Eldorado is set forth in the proxy statement for Eldorado’s 2016 annual meeting of stockholders and Eldorado’s 10-K for the year ended December 31, 2015. Information about the directors and executive officers of Isle is set forth in the proxy statement for Isle’s 2016 annual meeting of shareholders and Isle’s Form 10-K for the year ended April 24, 2016. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the prospectus/proxy statement for such proposed transactions when it becomes available.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of Eldorado and Isle and are subject to uncertainty and changes in circumstances. These forward-looking statements include, among others, statements regarding the expected synergies and benefits of a potential combination of Eldorado and Isle, including the expected accretive effect of the merger on Eldorado’s results of operations; the anticipated benefits of geographic diversity that would result from the merger and the expected results of Isle’s gaming properties; expectations about future business plans, prospective performance and opportunities; required regulatory approvals; the expected timing of the completion of the transaction; and the anticipated financing of the transaction. These forward-looking statements may be identified by the use of words such as “expect,” “anticipate,” “believe,” “estimate,” “potential,” “should,” “will” or similar words intended to identify information that is not historical in nature. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. There is no assurance that the potential transaction will be consummated, and there are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. These risks and uncertainties include (a) the timing to consummate a potential transaction between Eldorado and Isle; (b) the ability and timing to obtain required regulatory approvals (including approval from gaming regulators and expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976) and satisfy or waive other closing conditions; (c) the ability to obtain the approval of stockholders of Eldorado and Isle; (d) the possibility that the merger does not close when expected or at all or that the companies may be required to modify aspects of the merger to achieve regulatory approval; (e) Eldorado’s ability to realize the synergies contemplated by a potential transaction; (f) Eldorado’s ability to promptly and effectively integrate the business of Eldorado and Isle; (g)  uncertainties in the global economy and credit markets and its potential impact on Eldorado’s ability to finance the transaction; (h) the outcome of any legal proceedings that may be instituted in connection with the transaction; (i) the ability to retain certain key employees of Isle; (j) the possibility of a material adverse change affecting Eldorado or Isle; (k) the possibility that the business of Eldorado or Isle may suffer as a result of the announcement of the transaction; (l) Eldorado’s ability to obtain financing on the terms expected, or at all; (m) changes in value of Eldorado’s common stock between the date of the merger agreement and the closing of the merger; and (n) the risk factors disclosed in Eldorado’s most recent Annual Report on Form 10-K, which Eldorado filed with the SEC on March 15, 2016 and the risk factors disclosed in Isle’s most recent Annual Report on Form 10-K, which Isle filed with the SEC on June 21, 2016, and in all reports on Forms 10-K, 10-Q and 8-K filed with the Securities and Exchange Commission by Eldorado and Isle subsequent to the filing of their respective Form 10-K’s. Forward-looking statements reflect the analysis of management of Eldorado and Isle as of the date of this release. Eldorado and Isle do not undertake to revise these statements to reflect subsequent developments, except as required under the federal securities laws. Readers are cautioned not to place undue reliance on any of these forward-looking statements.